Exhibit 99.1

SilverCrest Announces Q3 Record Silver Production
202,736 Ounces Silver - 7,194 Ounces Gold

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - October 15, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce production numbers for the third quarter of 2013 from its 100% owned Santa Elena Mine located in Sonora, Mexico.

Production Highlights of Q3, 2013 vs Q2, 2013;

•	Record silver production of 202,736 ounces; a 4% increase.
•	Gold production of 7,194 ounces; a 4% decrease.
•	Silver equivalent(1) production of 642,877 ounces; a 3% decrease.
•	Waste to ore ratio was consistent with the mine plan at 1.34; a 47% decrease.
•	Ore Tonnes crushed decreased 18% to 251,374 tonnes with throughput averaging 2,732 tpd.
•	Average grades loaded on pad increased significantly by 26% for silver and 10% for gold.

N. Eric Fier, President and COO stated; “Santa Elena continued its solid operating performance during the third quarter closely matching our projections. For the first nine months of 2013, silver production was 550,239 ounces and gold production was 21,881 equaling 1.87 million ounces AgEQ(1) . We maintain our expectation that full year production will meet original guidance of 2.44 million silver equivalent ounces (55:1 Ag:Au), comprised of 725,000 ounces of silver (revised from 625,000 ounces) and 30,000 ounces of gold (revised from 33,000 ounces). Our continued effective efforts at controlling costs will ensure we maintain 2013 market guidance cash cost at or below US$8.50 per silver equivalent ounce with positive cash flow from operations at current metal prices”.

Santa Elena Mine Operating Statistics:	Q3 2013	Q2 2013	% Change	Q3 2012	% Change
Silver ounces produced	202,736	194,022	4%	151,368	34%
Gold ounces produced	7,194	7,463	-4%	7,184	0%
Silver equivalent ounces produced (1)	642,877	665,684	-3%	519,587	24%
Silver ounces sold	204,947	181,398	13%	152,088	35%
Gold ounces sold	7,522	7,375	2%	7,923	-5%
Silver equivalent ounces sold (1)	665,154	647,504	3%	558,185	19%
Tonnes Ore	267,565	339,256	-21%	257,784	4%
Tonnes waste	357,846	856,144	-58%	992,950	-64%
Waste / ore ratio (2)	1.34	2.52	-47%	3.85	-65%
Ore tonnes crushed	251,374	307,091	-18%	265,598	-5%
Average ore tonnes crushed per day	2,732	3,375	-19%	2,887	-5%
Average silver ore grade (gpt) loaded on pad	83.21	65.99	26%	48.41	72%
Average gold ore grade (gpt) loaded on pad	1.63	1.48	10%	1.37	19%
Silver ounces delivered to pad	672,495	651,572	3%	413,426	63%
Gold ounces delivered to pad	13,181	14,612	-10%	11,681	13%
Ag : Au Ratio (1)	61.2:1	63.2:1	-3%	51.3:1	19%
(1) Silver equivalence is based on market spot prices per ounce of silver and gold at the quarter end dates for financial reporting. All numbers are rounded.
(2) Average strip ratio for 2013, is tracking to mine plan at 2.7:1.

Higher grades mined and crushed (1.63 gpt Au and 83.2 gpt Ag) in Q3 should be reflected in Q4 ounces produced with a current leach cycle lag time on the pad of 30 to 60 days based on increasing pad height. Silver grades continue to increase and gold grades remain consistent with depth. In Q3, the internal cutoff grade for open pit ore was maintained at 0.49 g/t AuEQ (metal spot prices and applicable metallurgical recoveries) to reflect current metal prices. A total of 11,620 tonnes of underground ore were crushed in Q3 at an average grade of 0.87 g/t Au and 123 g/t Ag.

Total and average throughput of ore at the crusher decreased due to adverse weather (rainy season), longer hauls from the pit bottom and contractor equipment availability.

Base on the first three quarters of 2013, production market guidance has been revised to reflect continued record silver production and a decrease in gold production. Silver guidance is increased from the original 625,000 to 725,000 and gold is decreased from 33,000 to 30,000 for an unchanged silver equivalent of 2.44 million ounces (55:1 Ag:Au).

Q3 2013 Santa Elena Expansion Update:

•	The Santa Elena Expansion is currently on time and budget (+/- 5%) with scheduled initial mill start up in January 2014 and subsequent commissioning thereafter.
•	80% of the budgeted 2013 capital cost of US$65M has now been committed.
•
The 3,000 tpd mill and CCD/MC processing plant is 67% physically complete. All major equipment except the ball mill is on site. Anticipate ball mill delivery in November. Concrete work is at 95% complete, Crusher installation is 70% complete, Reclaim Tunnel is 95% complete, CCD circuit and thickeners are 90% complete, Filter presses are 15% complete, MC is 15% complete, Genset power house is 40% complete, major structure is 50% complete.  Refer to www.silvercrestmines.com for detailed construction photos.

•
Underground works for the quarter primarily consisted of mobilization of a new u/g contractor, ramp reconditioning in preparation for continued decline work, and continual pumping of u/g water at an average estimated rate of 300-350 gpm.

•
A permit was submitted to the Mexico government for upgrading onsite power generation. Receipt of permit is anticipated prior to mill start up.   Permitting for use of underground water for processing purposes and other matters is underway.

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A planned 1,500 metres underground drill has been completed to assist with detailed design of initial production stopes. Mining of these stopes is anticipated in late 2014. Drill results to be reported separately.

Third Quarter Financial Results Release:

The Company plans to issue its third quarter financial results on Thursday, November 14, 2013.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 725,000 ounces of silver and 30,000 ounces of gold in 2013. Major expansion and construction of a 3,000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N.Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President and COO SILVERCREST MINES INC.

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accepts responsibility for the adequacy or accuracy of this release.